September 11, 2017

Mr. Jeff Long
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management – Office of Chief Accountant
100 F Street, NE
Washington, DC  20549

Re:
Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)
Touchstone Funds Group Trust (File Nos.  033-70958 and 811-08104)
Touchstone Institutional Funds Trust (File Nos. 333-119865 and 811-21113)
Touchstone Variable Series Trust (File Nos. 33-76566 and 811-8416)

Dear Mr. Long:

On behalf of the Trusts listed above (each, a “Trust” and together, the “Trusts”), this letters responds to oral comments provided by the staff of the Securities and Exchange Commission (the “Staff”) on August 9, 2017, in connection with the Staff’s review of the Trusts’ filings for the fiscal years ended June 30, 2016 through March 31, 2017 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

For your convenience, your comments are set out below in italicized text and each comment is followed by the relevant Trust’s response.

1.
For Touchstone Variable Series Trust, please make sure that the Trust’s most recent prospectus is available on the Touchstone website. In at least one location on the website, the available prospectus is dated April 30, 2016.

Response: The Trust has reviewed its website and notes that the Trust’s prospectus appears in two locations on the website. In one location, the prospectus had not been updated with the 2017 annual update (dated April 30, 2017). The Trust confirms that the most current prospectus now appears in both locations on its website. The Trust has reviewed its procedures for updating web content to ensure that they are reasonably designed to ensure prospectus are appropriately updated on its website.

2.
The principal investment strategy for Touchstone Ultra Short Duration Fixed Income Fund, a series of Touchstone Funds Group Trust, indicates that the Fund does not invest in non-investment grade debt securities (i.e., “high yield” or “junk bonds”). However, recent Fund filings suggest that 13% of the Fund’s investment portfolio is not rated. Please confirm that these unrated securities are not below investment grade.

Response: The Trust confirms that all of the Fund’s investments are rated investment grade or deemed to be of comparable quality as determined by the sub-adviser, consistent with its principal investment strategy.

3.
The Staff notes that if a Fund is registered as a non-diversified company, but has been operating as diversified for more than three years, it becomes a de facto diversified company. The Staff further notes that such a Fund should obtain shareholder approval prior to changing its operations back to those of a non-diversified company. Please confirm that if a non-diversified Touchstone Fund becomes a de facto diversified fund, it will seek shareholder approval prior to changing its operations to a non-diversified fund.

Response: The Trusts acknowledge the Staff’s position and has procedures in place to monitor whether each “non-diversified” Touchstone Fund becomes a de facto diversified Fund. The Trusts confirm that any such Funds that have become de facto diversified Funds will not operate as a non-diversified company without the prior approval of shareholders.

4.
The most recent annual report for the Touchstone Sands Capital Emerging Markets Growth Fund, a series of Touchstone Strategic Trust, indicates that the Fund had 30.5% of its net assets invested in India (as of March 31, 2017). To the extent that the Fund will continue to invest more than 25% of its net assets in Indian securities, please add disclosure to the Fund’s principal investment strategy with respect to the concentration in the Indian market.

Response: Although the Fund currently has more than 25% of its net assets invested in Indian securities, the Fund does not always to intend to maintain this level of concentration in the Indian market. The Fund’s investments in Indian securities are a residual of the investment process. However, the Trust has procedures in place to monitor its level of investment in the individual countries and will add disclosure to its principal investment strategy that the investment process may result in the Fund having significant exposure to one or more individual countries. The Fund notes that it has a principal risk factor that addresses concentration in a particular geographic region and, to the extent that a Fund is expected to maintain investments in a particular country over time, will add additional risk disclosure with respect to those countries.

5.
The Staff notes that the following Touchstone Funds have sector concentrations that are greater than 25%: Touchstone Small Cap Value Opportunities Fund (financials), Touchstone Growth Opportunities Fund (information technology), Touchstone Sands Capital Select Growth Fund and Touchstone Sands Capital Institutional Growth Fund (information technology), Touchstone Small Cap Value Fund (financials), and Touchstone Small Cap Fund (industrials). To the extent that these sector concentrations will continue, please update each Fund’s prospectus with related concentration disclosure.

Response: Each Touchstone Fund regularly monitors industry concentration in accordance with Section 8(b) of the Investment Company Act of 1940. The Funds do not concentrate their investments in any industry as defined for Section 8(b) purposes. Additionally, the Funds’ sector exposures are a residual of the investment process and not a principal strategy. In connection with the Funds’ annual updates to their prospectuses, the Trusts will add disclosure that the investment process may result in exposure to one or a group of related sectors. To the extent that a Fund is expected to maintain significant exposure to a particular sector or sectors over time, the Funds will add additional risk disclosure with respect to those sectors.

6.
The Staff notes that the Touchstone Arbitrage Fund and the Touchstone Merger Arbitrage Fund, each a series of Touchstone Funds Group Trust, use options as part of their investment strategies; however, neither Fund has disclosure relating to derivatives in its prospectus or in Management’s Discussion of Fund Performance (MDFP) in the Funds’ financial statements. Please consider adding derivatives disclosure to the Funds’ prospectuses and financial statements. The Staff refers the Funds to the letter from Barry D. Miller of the SEC to Karrie McMillan of the Investment Company Institute dated July 30, 2010 (the “Letter”).

Response: The Trust notes that each Fund has de minimus exposure to options and that use of options is not a part of the principal investment strategy of either Fund. (For example, as of March 31, 2017, each Fund had exposure to options that rounded to one-tenth of one percent or less of its net assets.) As such, the Trust has included disclosure relating to derivatives and options in the Funds’ Statement of Additional Information rather than the Funds’ prospectus. The Trust believes that this disclosure is consistent with the Letter.

7.	The Staff notes that the most recent annual reports for Touchstone Mid Cap Fund and Touchstone Sands Capital Select Growth Fund, each a series of Touchstone Funds Group Trust, indicate that the Funds invest approximately 8% and 7%, respectively, in other investment funds. Please explain why there are no Acquired Fund Fees and Expenses noted in the Funds' prospectuses.

Response: The Trust confirms to the Staff that the Acquired Fund Fees and Expenses relating to each Fund were less than 0.003%. Since these amounts do not exceed 0.01%, AFFE was not included as a separate line item in the Funds’ fee tables in the prospectus, as required by Item 3(f) of Form N-1A.

8.
The Staff notes that the weighted average duration that appears in the Touchstone Ultra Short Duration Fixed Income Fund’s most recent NSAR filing was listed as 3.3 years. Given the Fund’s focus on ultra short duration, please confirm that this number is correct.

Response: The Trust confirms that the weighted average maturity that appears in the Fund’s most recent NSAR is correct – 3.3 years is the weighted average time to the final maturity of a bond. However, the weighted average duration for the Fund was 0.61 years as of September 30, 2016 and 0.68 years as of March 31, 2017. These weighted average duration numbers are consistent with the Fund’s investment strategy, which targets duration of one year or less under normal market conditions.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz Counsel & Assistant Secretary to the Trusts

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.
Tim Stearns
Terri Lucas